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FORM 4
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                                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, D.C. 20549                                        ---------------------------
                                                                                                               OMB APPROVAL
                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                             ---------------------------
/ / Check this box if no                                                                                 OMB Number:       3235-0287
    longer subject to         Filed pursuant to Section 16(a) of the Securities                          Expires: September 30, 1998
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the                             Estimated average burden
    or Form 5 obligations         Public Utility Holding Company Act of 1935                             hours per response......0.5
    may continue. See              or Section 30(f) of the Investment Company                            ---------------------------
    Instruction 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person*   2. Issuer Name and Ticker or Trading Symbol    6. Relationship of Reporting Person(s) to
Ostendorf        George              J.     Hanover Capital Mortgage Holdings, Inc. HCM       Issuer (Check all applicable)
-----------------------------------------   -------------------------------------------        X   Director         10% Owner
  (Last)         (First)         (Middle)   3. IRS or Social Security   4. Statement for      ----             ----
                                               Number of Reporting         Month/Year          X   Officer          Other (Specify
7140 West Higgins Avenue                       Person (Voluntary)        February, 1999       ---- (give title ---- below)
-------------------------------------------                             --------------------       below)    Managing Director
                 (Street)                   -------------------------    5. If Amendment,          -------------------------------
                                                                            Date of Original  7. Individual or Joint/Group Filing
Chicago,       Illinois          60656                                      (Month/Year)         (Check Applicable Line)
-------------------------------------------                                                       X   Form filed by One Reporting
(City)         (State)            (Zip)                                  -------------------     ---- Person
                                                                                                      Form filed by more than one
                                                                                                 ---- Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security          2. Trans-   3. Transac-    4. Securities Acquired (A)   5.  Amount of Se-    6. Owner-     7. Nature
  (Instr. 3)                      action      tion           or Disposed of (D)            curities Benefi-    ship          of In-
                                  Date        Code           (Instr. 3, 4 and 5)           cially Owned at     Form:         direct
                                              (Instr. 8)                                   End of Month        Direct        Benefi-
                                 (Month/                                                   (Instr. 3 and 4)    (D) or        cial
                                  Day/                                                                         Indirect      Owner-
                                  Year)    -------------  --------------------------   --------------------    (I)           ship
                                           Code    V       Amount   (A) or    Price                            (Instr. 4)    (Instr.
                                                                    (D)                                                      4)

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Common Stock*                    2/4/99      P               2,000      A      4.250          115,211             D
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*Purchase of Units consisting of one share and one warrant per Unit.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).                                    SEC 1474 (7-96)

                                                       (Print or Type Responses)
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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   Rights to Acquire                                                                              Common  32,500
                                                                                                  Stock
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   Options (Rights to                                                                             Common  43,029
   acquire)                                                                                       Stock
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   Warrants  *               15.00        2/4/99       P       2,000           3/15/98 9/15/00    Common   2,000
                                                                                                  Stock
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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                                 32,500                     D
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                                 43,029                     D
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                                  2,800                     D
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Explanation of Responses:

*Purchase of Units consisting of one share and one warrant per Unit.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ George J. Ostendorf         3/10/99
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                    ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this Form, one of which must be manually signed.
  If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays a currently                                             Page 2
valid OMB Number.                                                                                                 SEC 1474 (7-96)

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